UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 2

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Statmon Technologies Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

85771Q100

(CUSIP Number)

Dean Delis, 2929 Campus, Suite 175, San Mateo, CA 94403

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 85771Q100

1.

Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Dean Delis……………………………………………………………………………

2.

Check the Appropriate Box is a Member of a Group (See Instructions)

(a) ……………………………………………………………………………………

(b) ……………………………………………………………………………………

3.

SEC Use Only ……………………………………………………………………….

4.

Source of Funds (See Instructions) …………………………………………..…….PF

5.

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)……

6.

Citizenship or Place of Organization ……………………………………United States

Number of

7.     Sole Voting Power……………………………………….…………….1,797,000

Shares Bene-

ficially by

8.     Shared Voting Power ……………………………………….……………………

Owned by Each

Reporting

9.     Sole Dispositive Power………………………………………………...1,797,000

Person With

10.   Shared Dispositive Power………………………………………………………..

11.

Aggregate Amount Beneficially Owned by Each Reporting Person….……1,797,000

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.

Percent of Class Represented by Amount in Row (11)………………………7.37%

14.

Type of Reporting Person (See Instructions)…………………………………….IN

Amendment No. 2 to Schedule 13D

This Amendment No. 2 to Schedule 13D is being filed by Dean Delis, the reporting person.  Amendment No. 1 to Schedule 13D was filed by Dean Delis on March 2, 2009.  Mr. Delis filed an original Schedule 13D, dated October 22, 2007 (the “Original 13D”).

Item 1.

Security and Issuer

Item 1 is hereby amended and restated as follows:

The title of the class of equity security to which this statement relates is common stock, $0.01 par value.  The reporting person owns 1,622,000 shares of common stock and warrants to acquire 175,000 shares of common stock.

The issuer of the securities is Statmon Technologies Corp. (the “Issuer”).  The Issuer's principal executive offices are located at 3000 Lakeside Drive, Suite 300S, Bannockburn, IL 60015.

Item 4.

Purpose of Transaction

Item 4 is hereby amended to include the following:

This Amendment No. 2 to Schedule 13D is being filed to update the stock ownership of the reporting person to reflect transactions since the filing of Amendment No. 1 including stock sales of 1,996,294 shares and an amendment to the number of warrants held to 175,000.  Amendment No. 1 to Schedule 13D was filed to update the stock ownership of the reporting person to reflect stock acquisitions and sales and warrant acquisitions and exercises/exchanges by the reporting person for a total of 2,267,881 shares acquired, a total of 448,357 shares sold, a total of 3,419,322 warrants exercised and/or exchanged and a total of 410,225 warrants acquired since the filing of the Original 13D.  See Item 5(c) below.

The information supplied in this Amendment No. 2 to Schedule 13D is provided as of January 26, 2010.

Item 5.

Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a)

The reporting person beneficially owns 1,622,000 shares of common stock.  If the reporting person exercised all currently owned warrants, he would beneficially own 1,797,000 shares of common stock.  The beneficial ownership of 1,797,000 shares would represent 7.37% of the issued and outstanding common stock of the Issuer.

(b)

The reporting person has the sole power to vote and dispose of 1,622,000 shares.  If the reporting person exercised his warrants, he would have the sole power to vote and dispose of 1,797,000 shares.  The reporting person will be able to vote the shares of common stock underlying the warrants only if he exercises the warrants.

(c)

During the period from March 2, 2009 to December 16, 2009, the reporting person sold 1,996,294 shares at prices ranging from $0.12 per share to $0.25 per share.  In addition, the reporting person amends the number of warrants held from 235,211 previously reported to 175,000.

(d)

No person is known to the reporting person to have any right to receive, or power to direct the receipt of, dividends from or the proceeds from the sale of any of the securities covered by this statement, except as provided herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2010

By:/s/ Dean Delis

Date

Dean Delis